Exhibit 1.1

Ahlstrom-Munksjö Oyj: The merger of Munksjö and Ahlstrom has been registered and the Board of Directors has elected the Chairman and Vice Chairmen

This stock exchange release may not be published or distributed, in whole or in part, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa, Japan or any other country where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken, in addition to the requirements under Finnish law. For further information, see “Important notice” below.

AHLSTROM-MUNKSJÖ OYJ, STOCK EXCHANGE RELEASE April 3, 2017 at 07:00 CEST Helsinki, Finland

Ahlstrom-Munksjö Oyj: The merger of Munksjö and Ahlstrom has been registered and the Board of Directors has elected the Chairman and Vice Chairmen

The completion of the merger of Ahlstrom Corporation into Munksjö Oyj was registered with the Finnish Trade Register on 1 April 2017. Following the completion of the merger, the name of the combined company has changed to Ahlstrom-Munksjö Oyj (“Ahlstrom-Munksjö”). Trading in the new Ahlstrom-Munksjö shares issued to Ahlstrom’s shareholders as merger consideration will commence today on the Nasdaq Helsinki (trading code: AM1) and Nasdaq Stockholm (trading code: AM1S) stock exchanges.

Hans Sohlström, Chairman of the Board of Ahlstrom-Munksjö, commented:

“With the completion of the merger, Ahlstrom-Munksjö is now devoted to further building its platform for profitable growth. The area of fiber-based materials, contributing to innovative solutions for sustainable end-products, is exciting and expected to enhance future competitiveness and unlock even greater value for our shareholders and customers. I am confident that the company’s combined experiences from earlier business combinations and integration processes will create the best prerequisites for both short-term and long-term performance.”

Jan Åström, President and CEO of Ahlstrom-Munksjö, continued:

“After months of preparations, we can finally start acting as one company. By bringing together our experience, skills and innovation capacity we can add further value to all customers and stakeholders. By being devoted to increase efficiency and lower costs without compromising on our quality leadership I am convinced that we will be able to achieve the communicated target of annual synergies of EUR 35 million and also to add top line opportunities. I am honored to lead our combined team of talented employees and look forward to our future as Ahlstrom-Munksjö.”

Ahlstrom-Munksjö’s Board of Directors following the completion of the merger consists of Sebastian Bondestam, Alexander Ehrnrooth, Johannes Gullichsen, Jan Inborr, Hannele Jakosuo-Jansson, Harri-Pekka Kaukonen, Mats Lindstrand, Anna Ohlsson-Leijon, Elisabet Salander Björklund, Peter Seligson and Hans Sohlström. The Board of Directors has elected Hans Sohlström as Chairman and Peter Seligson and Elisabet Salander Björklund as Vice Chairmen of the Board of Directors.

According to the charter of the Shareholders’ Nomination Board of Ahlstrom-Munksjö, the Chairman of the Board of Directors Hans Sohlström will also act as an expert member of the Shareholders’ Nomination Board. In addition, the Board of Directors has elected Peter Seligson as the second expert member of the Shareholders’ Nomination Board.

Following the registration of the completion of the merger and the new shares issued as merger consideration to Ahlstrom’s shareholders, the share capital of Ahlstrom-Munksjö amounts to EUR 85,000,000 and the total number of shares to 96,438,573.

Furthermore, following the completion of the merger, the effective date for the amendments to the terms and conditions of the EUR 100 000 000 senior unsecured callable fixed rate notes due 2019 (ISIN: FI4000108501, trading code: AMJ041219), originally issued by Ahlstrom Corporation and transferred to Ahlstrom-Munksjö in the merger, occurred on 1 April 2017.

The merger also constitutes a corporate restructuring event as defined under the terms and conditions of the EUR 100 million capital notes (ISIN: FI4000068911) (hybrid bond) originally issued by Ahlstrom Corporation and transferred to Ahlstrom-Munksjö in the merger. Ahlstrom-Munksjö has today decided to redeem the hybrid bond in accordance with its terms and conditions.

As previously communicated, the new financing arranged in connection with the merger also consists of multicurrency term facilities and a revolving credit facility, with Nordea and SEB as mandated lead arrangers and underwriters, as well as a bridge facility. The syndication of the term loan facilities and the revolving credit facility have also been completed as previously announced.

Ahlstrom-Munksjö Oyj

For further information, please contact

Anna Selberg, EVP Communications, tel. +46 703 23 10 32

Juho Erkheikki, Investor and Media Relations Manager, tel. +358 50 413 45 83

IMPORTANT NOTICE

The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, directly or indirectly, in or into Canada, Australia, Hong Kong, South Africa or Japan. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release should not be construed as, an offer to sell, or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity. No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. Neither Ahlström-Munksjö nor Ahlstrom Corporation (“Ahlstrom”), nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of Ahlström-Munksjö and its securities, including the merits and risks involved.

Notice to Shareholders in the United States

The new shares in Ahlstrom-Munksjö have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any of the applicable securities laws of any state or other jurisdiction of the United States. The new shares in Ahlstrom-Munksjö may not be offered or sold, directly or indirectly, in or into the United States (as defined in Regulation S under the Securities Act), unless registered under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The new shares in Ahlstrom-Munksjö have been offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

Ahlstrom-Munksjö and Ahlstrom are Finnish companies. Information distributed in connection with the merger and the related shareholder votes is subject to disclosure requirements of Finland, which are different from those of the United States. The financial information published by Ahlstrom-Munksjö and Ahlstrom has been prepared in accordance with accounting standards in Finland, which may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for Ahlstrom’s shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws in respect of the merger, since Ahlstrom-Munksjö and Ahlstrom are located in non-U.S. jurisdictions, and all of their officers and directors are residents of non-U.S. jurisdictions. Ahlstrom’s shareholders may not be able to sue Ahlstrom-Munksjö or Ahlstrom or their officers or directors in a court in Finland for violations of the U.S. securities laws. It may be difficult to compel Ahlstrom-Munksjö and Ahlstrom and their affiliates to subject themselves to a U.S. court’s judgment.

Ahlstrom-Munksjö is a global leader in fiber-based materials, supplying innovative and sustainable solutions to customers worldwide. Our offerings include decor paper, filter media, release liners, abrasive backings, nonwovens, electrotechnical paper, glass fiber materials, food packaging and labeling, tape, medical fiber materials and solutions for diagnostics. Combined annual net sales are about EUR 2.2 billion and we employ 6,200 people. The Ahlstrom-Munksjö share is listed on the Nasdaq Helsinki and Stockholm. The company was formed on April 1, 2017 through the merger of Ahlstrom Corporation and Munksjö Oyj. Read more at www.ahlstrom-munksjo.com.